FORM 51-102F3 - MATERIAL CHANGE REPORT

1.	Name and Address of Company

Sutcliffe Resources Ltd. ("Sutcliffe") 420-625 Howe Street Vancouver, British Columbia V6C 2T6

2.	Date of Material Change

April 19, 2007.

3.	News Release

The news release attached hereto as Schedule "A" announcing the material change described herein was released through the facilities of a recognized news wire service on April 19, 2007.

4.	Summary of Material Change

The material change is described in the Company's press release attached hereto as Schedule "A", which press release is incorporated herein.

5.	Full Description of Material Change

	5.1	Full Description of Material Change

No information other than that provided in Item 4 above is presently available.

	5.2	Disclosure for Restructuring Transactions

Not Applicable.

6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable.

7.	Omitted Information

Not Applicable.

8.	Executive Officer

The following is the name and business telephone number of an executive officer of the Company who is knowledgeable about the material change in this report.

Laurence Stephenson, President (604)-608-0223

9.	Date of Report

April 23, 2007.

Schedule "A"
Patrick Downey appointed as a Director of Sutcliffe Resources

April 19, 2007

Sutcliffe Resources (“SR” or the “company”) is pleased to announce the appointment of Patrick Downey to its Board of Directors, subject to receipt of TSX Venture Exchange approval. This appointment further strengthens the Board, ahead of the company initiating its Russian gold exploration program next month.

Up until recently, Mr. Downey was President and Chief Executive Officer of Viceroy Exploration Ltd which was acquired by Yamana Gold Inc late last year. Under Mr. Downey’s direction Viceroy’s principle gold asset, Gualcamayo in Argentina, was developed from an early stage exploration project through to feasibility. He has recently been appointed as President of Aura Gold.

Patrick is a professional Engineer with over 20 years of exploration, development and operational experience in the emerging markets. Before Viceroy, he was President of Oliver Gold prior to this company’s merger to form Canico Ltd. which was later acquired by CVRD.

Commenting on Mr. Downey’s appointment, Robert Maddigan, Director of Sutcliffe Resources stated “Patrick has provided invaluable technical input as a member of our advisory committee. His decision to join Sutcliffe in a more formal capacity, will significantly enhance Sutcliffe’s ability to move our Russian gold projects through the exploration stage towards development”.

Patrick Downey comments “I am very pleased to be formally joining the board of Sutcliffe. The company’s four highly prospective gold projects have the potential to host one, or more, world class discoveries. This excellent exploration portfolio, combined with the current team’s extensive Russian operating experience, provides a unique and exciting opportunity within the gold sector.”

Sutcliffe, led by a management team with extensive experience in the Russia Federation, is a gold exploration company whose primary focus is to become a mid-tier gold producer through the advancement of its gold exploration properties in Russia. In addition, Sutcliffe’s management will continue to evaluate acquisition opportunities within Russia. Sutcliffe’s philosophy is to unlock shareholder value in a socially and environmentally responsible manner.

For more information please contact :

Robert Maddigan, Director
Sutcliffe Resources Ltd.
Phone: (604) 608 0223
Fax: (604) 608 0344
Email: bmaddigan@sutcliffe.com
Website: www.sutclifferesources.com